Filed by Baxalta Incorporated

Pursuant to Rule 425 under the

Securities Act of 1933

And deemed filed pursuant to

Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Baxalta Incorporated

Commission File No.: 001-36782

EMPLOYEE FAQ

1.	The press release calls this a “combination.” What does this mean?

Yes, we are being acquired. But we are also very much combining to create a new enterprise. This transaction will bring together two leading players in rare disease and Shire has expressed great respect for Baxalta and the quality of its people. Baxalta will emerge from this as a different organization. And so will Shire. Both companies will learn from each other, and each bring the best it has to offer to the new organization.

2.	What is the strategic rationale behind the combination?

The combination of Baxalta and Shire will create the global leader in rare diseases, with compelling financials, a strong product portfolio and pipeline, and innovative science. Together, we will benefit from our companies’ complementary product portfolios and expertise in R&D, commercial, and manufacturing, supported by global scale and infrastructure, to enhance our positions with patients, physicians, and other stakeholders.

3.	How will Baxalta fit within Shire’s organization?

Baxalta and Shire are complementary partners and our product offerings are a great fit with very little overlap in therapeutic areas. Together, we will create the No. 1 rare diseases platform, well-positioned to attract and retain top talent and further innovate.

Further details will be determined through the integration process.

4.	What will the combined company’s portfolios/pipelines look like?

The combined company will have a strong product portfolio with a focus on rare diseases. The resulting company will be well-positioned in Immunology, Oncology, Hematology, Neuroscience/Ophthalmology, GI/Internal/Endocrine, and Genetic Diseases.

5.	What is the timeline to close the transaction?

The transaction is expected to close in mid-2016. Until that time, we will continue to operate as separate companies and must remain focused on serving our patients and meeting our commitments.

6.	What will be the new management structure? Will any Baxalta executives have roles?

Between now and the close of the transaction, Ludwig will be focusing on Baxalta’s business opportunities and delivering on the FY16 plan. Then he will be moving on with full confidence that others will continue to keep the Baxalta spark alive within the new enterprise.

Exact roles will be determined through the integration process. We will be working hard to provide answers as soon as we can.

7.	What does this mean for me in my role?

Recognizing the concern and ambiguity surrounding today’s announcement, it is critical that we all remain committed to delivering on our business objectives. In the period prior to completion of the transaction, we must remain focused on serving our patients.

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The Integration Management Office (IMO) and our functional leaders will be working to ensure as smooth a transition as possible following the closing. We will be communicating as soon as we can what this may mean for you.

8.	Will there be layoffs?

The purpose of this merger is to spur growth, innovation, and better enable us to meet our mission to serve patients. It is premature to speculate on the possibilities.

9.	What does this mean for our customers and partners?

In the near term, it is critical that we all remain committed to delivering on our business objectives (such as launches and critical milestones), and most importantly, to delivering for our patients. Our plan is to become even more valuable to our customers and partners than we are today by virtue of greater scale and a more diverse portfolio.

10.	Does Shire have the same focus on patients as we do? Will this continue to be a priority for us?

Shire shares our passion for patients. We are excited about the opportunities this combination will bring for us to serve patients even better, with an expanded portfolio of products and services.

11.	What do I communicate to external parties with questions – suppliers, customers, etc.?

Your managers will be sharing with you how we are communicating this news to our stakeholders. One central message is that through closing, we will continue to focus on meeting our commitments and serving our patients.

12.	What should I say if I’m contacted by the media or investors about the transaction?

If you receive any questions about this matter, please direct media calls to our global head of external communications Geoffrey Mogilner (geoffrey.mogilner@baxalta.com) or our Head of Global Communications Natacha Gassenbach (nathalie.gassenback@baxalta.com). You may direct investor calls to Mary Kay Ladone, Head of Investor Relations (mary.kay.ladone@baxalta.com).

13.	What is the governance structure of the integration?

As presented by Shire, the integration will be driven by a Steering Committee that sets the boundaries and shapes the vision of the new enterprise, aligning structure to that vision. As a reminder, both companies have a similar vision and patient focus.

The Integration Management Office (IMO) will act as the hub and coordinating body of the integration effort with representation from both companies. Business and Functional teams will carry out integration planning and execution. More communication will be provided to the organization with additional information as it is received.

14.	What is the Integration Management Office (IMO)?

The Integration Management Office is the group that will be facilitating the combination of Shire and Baxalta, composed of leadership from both companies. The IMO, during the period leading up to the closing, will drive the integration effort and will operate discretely from the day-to-day running of the two businesses.

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15.	When will we find out more?

Over the coming days and weeks, you will be hearing more details from senior management, the Integration Management Office (IMO), as well as from your operating leadership. We will be working hard to provide answers as soon as we can.

16.	How will things change between now and closing?

Between now and closing, it is critical that we all remain committed to delivering on our business objectives, and most importantly, delivering for our patients. Prior to closing, you will receive more information about upcoming changes.

17.	How can I keep up to date about the transaction?

You will receive periodic updates and can access further information on our intranet. The Integration Management Office will also establish regular communication touch points.

18.	Will employee benefits be changing?

It is too early to know. Because both Shire and Baxalta are global companies with many different benefit plans in place, there is no one specific answer that will fully address everybody’s individual situation. Shire has agreed to keep benefits substantially intact for at least the remainder of 2016. We will continue to keep you informed and provide more specific answers as the integration progresses. However, it will take some time.

19.	Will my base salary be affected?

Base salaries will be maintained at their current level (post-merit) through December 2017.

20.	Will my target bonus change?

Target bonus opportunities will remain the same through December 2017, as well.

21.	Will we still have an annual compensation review this year?

Yes, we will have a full annual compensation review process similar to that from previous years, including merit increases, annual and long term incentive awards. This process is an opportunity to recognize all our employee’s contributions to the achievement of our goals and the overall success of the company. Our expectation is that managers will invest the time to assess and discuss individual performance with all of their staff and use the various compensation programs to appropriately recognize the relative contributions of their teams.

22.	How will this impact Baxalta customers/patients?

Until the transaction is completed, there will be no changes. The purpose of this merger is to serve customers and patients better. We will be communicating any changes or enhancements around the time of closing.

23.	What does this mean for partnerships?

The transaction will not impact our partner relationships between now and the time of closing. Should there be any future changes, we will be in communication.

24.	What does this mean for suppliers?

The transaction will not impact our supplier relationship between now and the time of closing. Should there be any future changes, we will be in communication.

25.	Will this impact existing contracts?

The transaction will not impact our existing contracts between now and the time of closing. Should there be any future changes, we will be in communication.

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Forward-Looking Statements

This communication includes forward-looking statements. Use of the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “seeks,” “intends,” “evaluates,” “pursues,” “anticipates,” “continues,” “designs,” “impacts,” “affects,” “forecasts,” “target,” “outlook,” “initiative,” “objective,” “designed,” “priorities,” “goal,” or the negative of those words or other similar expressions is intended to identify forward-looking statements that represent our current judgment about possible future events. These forward-looking statements may include statements with respect to, among other things, the proposed merger with Shire, including the expected timing of completion of the merger; the benefits of the merger; the combined company’s plans, objectives and expectations; future financial and operating results; and other statements that are not historical facts.

These forward-looking statements are based on numerous assumptions (some of which may prove to be incorrect) and are subject to risks, uncertainties and other factors that could cause actual results and events to differ materially from those expressed or implied by these forward-looking statements, including the following risks, uncertainties and other factors:

•	the inability to complete the merger due to the failure to obtain the approval of Baxalta’s or Shire’s stockholders or the failure to satisfy other conditions to completion of the merger;

•	the failure to obtain regulatory approvals required for the merger, or required regulatory approvals delaying the merger or causing the parties to abandon the merger;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;

•	the outcome of any legal proceeding that may be instituted against Baxalta and others following the announcement of the merger;

•	the amount of the costs, fees, expenses and charges related to the merger;

•	the effect of the announcement of the merger on Baxalta’s client relationships, operating results and business generally, including without limitation the ability to retain key employees;

•	the failure of Shire to obtain the necessary financing for the merger;

•	the risk that the benefits of the merger, including synergies, may not be fully realized or may take longer to realize than expected;

•	the failure of relevant tax opinions to be obtained on acceptable conditions or at all;

•	the risk that the merger may not advance the combined company’s business strategy;

•	the risk that the combined company may experience difficulty integrating Baxalta’s employees or operations;

•	the potential diversion of Baxalta’s management’s attention resulting from the proposed merger;

•	demand for and market acceptance of risks for and competitive pressures related to new and existing products;

•	product development risks, including satisfactory clinical performance, the ability to manufacture at appropriate scale, and the general unpredictability associated with the product development cycle;

•	product quality or patient safety issues, leading to product recalls, withdrawals, launch delays, sanctions, seizures, litigation, loss of confidence or declining sales;

•	future actions of FDA, EMA or any other regulatory body or government authority that could delay, limit or suspend product development, manufacturing or sale or result in seizures, recalls, injunctions, loss of customer confidence, monetary sanctions or criminal or civil liabilities;

•	failures with respect to Baxalta’s compliance programs;

•	global regulatory, trade and tax policies;

•	the impact of competitive products and pricing, including generic competition, drug re-importation and disruptive technologies;

•	Baxalta’s ability to identify business development and growth opportunities and to successfully execute on its business development strategy;

•	Baxalta’s ability to realize the anticipated benefits from its joint product development and commercialization arrangements, governmental collaborations and other business development activities or to identify and enter into additional such opportunities in the future;

•	future actions of third parties, including third-party payors, as healthcare reform and other similar measures are implemented in the United States and globally;

•	the impact of U.S. healthcare reform and other similar actions undertaken by foreign governments with respect to pricing, reimbursement, taxation and rebate policies;

•	additional legislation, regulation and other governmental pressures in the United States or globally, which may affect pricing, reimbursement, taxation and rebate policies of government agencies and private payors or other elements of Baxalta’s business;

•	fluctuations in supply and demand and the pricing of plasma-based therapies;

•	the availability and pricing of acceptable raw materials and component supply;

•	inability to create additional production capacity in a timely manner or the occurrence of other manufacturing or supply difficulties;

•	the ability to protect or enforce Baxalta’s owned or in-licensed patent or other proprietary rights (including trademarks, copyrights, trade secrets and know-how) or patents of third parties preventing or restricting Baxalta’s manufacture, sale or use of affected products or technology;

•	Baxalta’s ability to develop and sustain relationships with institutional partners;

•	the impact of global economic conditions on Baxalta and its customers and suppliers, including foreign governments in certain countries in which Baxalta operates;

•	fluctuations in foreign exchange and interest rates;

•	any changes in law concerning the taxation of income, including income earned outside the United States;

•	breaches or failures of Baxalta’s information technology systems;

•	loss of key employees or inability to identify and recruit new employees;

•	the outcome of pending or future litigation;

•	the adequacy of Baxalta’s cash flows from operations to meet its ongoing cash obligations and fund its investment program;

•	Baxalta’s ability to successfully develop and introduce biosimilar products;

•	Baxalta’s operations as an independent company;

•	the costs and temporary business interruptions related to the separation;

•	Baxter’s performance under various transaction agreements that will be executed as part of the separation;

•	Baxalta’s ability to transition away from the services to be provided by Baxter pursuant to the transition services agreement, manufacturing and supply agreement and other agreements with Baxter in a timely manner;

•	potential indemnification liabilities owed to Baxter after the separation;

•	the tax treatment of the distribution and the limitations imposed on Baxalta under the tax matters agreement that Baxalta entered into with Baxter;

•	restrictions on post-separation activities in order to preserve the tax-free treatment of the separation;

•	potential conflicts of interest for certain of Baxalta’s executive officers and directors because of their previous or continuing positions at Baxter;

•	Baxalta’s ability to achieve benefits from the separation in a timely manner;

•	the incurrence of substantial indebtedness following the separation from Baxter;

•	Baxalta’s ability to access the capital markets following the separation from Baxter;

•	changes to the timing of the subsequent disposal of the equity retained by Baxter; and

•	other factors identified in Baxalta’s and Shire’s filings with the Securities and Exchange Commission.

Actual results may differ materially from those projected in the forward-looking statements. The Company does not undertake to update any forward-looking statements.

Additional Information and Where to Find It

This communication does not constitute an offer to buy or solicitation of any offer to sell securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. This communication relates to the proposed business combination between Baxalta and Shire. The proposed combination will be submitted to Baxalta’s and Shire’s shareholders for their consideration and approval. In connection with the proposed combination, Baxalta and Shire will file relevant materials with (i) the SEC, including a Shire registration statement on Form S-4 that will include a proxy statement of Baxalta and a prospectus of Shire, and (ii) the Financial Conduct Authority (FCA) in the UK, including a prospectus relating to Shire’s ordinary shares to be issued in connection with the proposed combination and a circular to the shareholders of Shire. The Company will mail the proxy statement/prospectus to its stockholders and Shire will mail the circular to its shareholders. This communication is not a substitute for the registration statement, proxy statement/prospectus, UK prospectus, circular or other document(s) that Baxalta and/or Shire may file with the SEC or the FCA in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND PARENT ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC AND THE UK PROSPECTUS AND CIRCULAR WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, PARENT AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov. Investors may request copies of the documents filed with the SEC by Baxalta by directing a request to Mary Kay Ladone at mary.kay.ladone@baxalta.com or (224) 948-3371. Investors may request copies of the documents filed with the SEC by Shire by directing a request to Shire’s Investor Relations department at Shire plc, Attention: Investor Relations, 300 Shire Way, Lexington, MA 02421 or to Shire’s Investor Relations department at +1 484 595 2220 in the U.S. and +44 1256 894157 in the UK or by email to investorrelations@Shire.com.

Certain Information Regarding Participants

The Company, Shire and their respective directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about Baxalta’s directors and executive officers in Baxalta’s registration statement on Form S-1, which was filed with the SEC on September 1, 2015. You can find information about Shire’s directors and executive officers in Shire’s Annual

Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015. Additional information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the registration statement, proxy statement/prospectus or other documents filed with the SEC if any when they become available. You may obtain these documents (when they become available) free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Baxalta or Shire as described above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.